Contact

www.linkedin.com/in/tamar-
avraham-1959911a (LinkedIn)

Top Skills

Computer Vision
Algorithms
Machine Learning

Tamar Avraham

CTO and Co-Founder at Coral Smart Pool Ltd.
Israel

Summary

I have more than 20 years of experience, both industrial and academic, in developing image processing and computer vision algorithms and software. I have a B.Sc. (summa-cum-laude) and a Ph.D. from the Technion. I worked in the medical imaging industry as a software engineer, a team manager and a product manager (CMT medical imaging, OEM for Toshiba Medical, now a Thales company, http://www.cmt-med.com), and as a researcher at the TRDF, the Technion Research & Development Foundation (http://www.trdf.co.il/eng), where I worked on various computer vision and video analytics research projects in cooperation with major industrial companies (Philips Consumers Lifestyle, VERINT, NICE, Rafael, Elbit, Applied Materials, and more), and as a co-advisor for graduate students. I have published papers in the leading journals and conferences in computer vision and video analytics, and act as a reviewer for them (a winner of two outstanding reviewer awards). Now I am working at Coral Smart Pool, where I am the CTO and co-founder.

Experience

Coral Smart Pool
CTO and co-founder
2017 - Present (8 years)

Technion R&D Ltd.
Researcher, TRDF
2007 - 2017 (10 years)

Technion - Israel Institute of Technology
MSc Student + PhD Student
2000 - 2007 (7 years)

CMT
Software Engineer/Project Manager/Product Manager
1996 - 2000 (4 years)

Medical Imaging

Fibronics
Software Engineer
1995 - 1996 (1 year)

Technion - Israel Institute of Technology
BSc Student. Computer Science. Graduated Summa-cum-lauda
1992 - 1996 (4 years)

TAMI IMI R&D Institute ICL
Software Engineer
1994 - 1995 (1 year)

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Education

Technion-Machon Technologi Le' Israel
Ph.D., Computer Science / Computer Vision · (2001 - 2007)